Exhibit 12.1

AG Mortgage Investment Trust, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Net Income/(Loss)	$118,557,610	$63,682,771	$13,818,537	$109,395,568	$(31,578,636)
Fixed Charges(1)	51,813,595	40,259,274	45,065,367	51,464,389	59,408,921
Preferred stock dividends	13,469,416	13,469,416	13,469,416	13,469,416	13,469,416

Total fixed charges and preferred stock dividends	65,283,011	53,728,690	58,534,783	64,933,805	72,878,337
Earnings available to cover fixed charges and preferred stock dividends	$183,840,621	$117,411,461	$72,353,320	$174,329,373	$41,299,701
Ratio of earnings to combined fixed charges and preferred stock dividends	2.8	2.2	1.2	2.7	0.6	(2)

(1)	Fixed charges consist of interest expense on all indebtedness reported for GAAP, plus $2.6 million and $5.9 million relating to the underlying interest charge on repurchase agreements accounted for as a component of linked transactions for the years ended December 31, 2014, and December 31, 2013, respectively. Due to ASU 2014-11 being effective as of January 1, 2015, the Company is required to separately account for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, and as a result, no interest expense relating to the underlying interest charges on repurchase agreements accounted for as a component of linked transactions was recognized for the years ended December 31, 2017, December 31, 2016 and December 31, 2015. Additionally, fixed charges consist of $7.8 million, $6.0 million, $13.2 million, $22.3 million, and $27.9 million relating to the net periodic interest settlements of interest rate swaps for the years ended December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014, and December 31, 2013, respectively. Fixed charges also consist of $0.3 million, $0.5 million and $0.6 million of interest expense relating to investments held through affiliated entities, exclusive of our investment in AG Arc, at December 31, 2017, December 31, 2016, and December 31, 2015, respectively. We had an immaterial amount of interest expense relating to investments held through affiliated entities at December 31, 2014. We had no such interest expense for the year ended December 31, 2013.
(2)

Earnings for the period were less than fixed charges and preferred stock dividends. The total amount of fixed charges and preferred stock dividends for this period was approximately $72.9 million and the total amount of earnings available to cover fixed charges and preferred stock dividends was approximately $41.3 million. The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $31.6 million.